Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) FO THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Form Type)

CLS Holdings USA, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1—Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,359,177.13	(1)	$153.10/million	$208.09
Fees Previously Paid	$0
Total Transaction Valuation	$1,359,177.13	(1)
Total Fees Due for Filing				$208.09
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Total Fee Due				$208.09

(1)	Aggregate number of securities to which transaction applies: As of the close of business on May 1, 2025, the Company estimates it will acquire approximately 36,734,517 shares of Common Stock at a purchase price of $0.037 per share in lieu of issuing fractional shares.

No fee offsets are claimed.